Exhibit 99.1

News Release

Brookfield Power Completes Financing for Prince Wind Assets

GATINEAU, Québec, November 30, 2007– Brookfield Power Inc. (BPI) announces the closing of a C$300 million bank facility in connection with its 189-MW Prince Wind Project through a wholly-owned subsidiary, Brookfield Power Wind Prince Financial Corporation. Proceeds of the financing will be used to repay the existing construction credit facility for Prince Wind.

Prince Wind, the largest operating wind farm in Canada with 126 wind turbines situated on nearly 20,000 acres overlooking Lake Superior northwest of Sault Ste. Marie, is capable of producing enough clean, renewable energy to power 40,000 homes annually.   The wind farm was commissioned during the fourth quarter of 2006 and has been fully operational for one year. All the energy produced by Prince Wind is sold to the Ontario Power Authority under long-term power purchase contracts expiring between 2026 and 2028.

Prince Wind is being financed with a five year floating rate bank facility, which is secured by the Prince Wind assets and is non-recourse to BPI. Payments of interest and principal will be made quarterly pursuant to amortization matched to coincide with the termination of the last power purchase agreement in 2028. BPI intends to substantially hedge the bank facility’s floating interest rate to a fixed rate.

The financing was provided by a syndicate of lenders co-led by The Bank of Nova Scotia and Dexia Credit Local S.A, and was pre-syndicated as of financial close to include ABN Amro N.V., Bank of Tokyo-Mitsubishi UFJ, Fortis Capital and Sumitomo Mitsui Banking Corporation of Canada.

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About Brookfield Power
Brookfield Power comprises the power generating and marketing operations of Brookfield Asset Management Inc. Brookfield Power has developed and successfully operated hydroelectric power facilities for over 100 years. Brookfield Power’s portfolio comprises almost 3,900 megawatts of capacity and includes 157 hydroelectric power generating stations on 60 river systems, 1 wind farm, and 2 thermal plants, principally in the northeastern North America and South America. (See www.brookfieldpower.com for more details). Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately US$90 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. (See www.brookfield.com for more details).

Brookfield Power
Grace Pollock
Director, Investor Relations
Tel: (819) 561-8072
e-mail: grace.pollock@brookfieldpower.com